金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 40)

[redacted]

Overseas Regulatory Announcement

The enclosed overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Directors
As at the date of this announcement, the Board of Directors of the Company consists of Messrs. Victor LO Chung Wing (Chairman & Chief Executive), Andrew NG Sung On (Vice Chairman), Kevin LO Chung Ping, Paul LO Chung Wai, LEUNG Pak Chuen, Richard KU Yuk Hing, Andrew CHUANG Siu Leung and CHAU Kwok Wai as Executive Directors, Messrs. Raymond WONG Wai Kan and Vincent CHEUNG Ting Kau as Non-Executive Directors, and Messrs. LUI Ming Wah, Frank CHAN Chi Chung and CHAN Kei Biu as Independent Non-Executive Directors.

Date: 16 May 2008
Subject: Confirmation of persons occupying managerial positions who are related to a director, CEO, or substantial shareholder of GP Industries Limited

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Report of Persons Occupying Managerial Positions Who Are Related To A Director, CEO or Substantial Shareholder

* Asterisks denote mandatory information

Name of Announcer *	GP INDUSTRIES LIMITED
Company Registration No.	199502128C
Announcement submitted on behalf of	GP INDUSTRIES LIMITED
Announcement is submitted with respect to *	GP INDUSTRIES LIMITED
Announcement is submitted by *	Tan San-Ju
Designation *	Company Secretary
Date & Time of Broadcast	16-May-2008 17:27:27
Announcement No.	00072

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The details of the announcement start here ...

For the Financial Year Ended *	31-03-2008

Footnotes

Pursuant to Rule 704(11) of the Listing Manual, GP Industries Limited (the "Company") wishes to confirm that there are no persons occupying managerial positions in the Company or any of its principal subsidiaries who are relatives of a Director, CEO or Substantial Shareholder of the Company.

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金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 40)

GOLD PEAK

Overseas Regulatory Announcement

The enclosed overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Directors
As at the date of this announcement, the Board of Directors of the Company consists of Messrs. Victor LO Chung Wing (Chairman & Chief Executive), Andrew NG Sung On (Vice Chairman), Kevin LO Chung Ping, Paul LO Chung Wai, LEUNG Pak Chuen, Richard KU Yuk Hing, Andrew CHUANG Siu Leung and CHAU Kwok Wai as Executive Directors, Messrs. Raymond WONG Wai Kan and Vincent CHEUNG Ting Kau as Non-Executive Directors, and Messrs. LUI Ming Wah, Frank CHAN Chi Chung and CHAN Kei Biu as Independent Non-Executive Directors.

Date: 16 May 2008
Subject: Dormant subsidiaries and associate of GP Industries Limited

GP Industries Limited
(Incorporated in the Republic of Singapore)
Co. Reg. No. 199502128C

DORMANT SUBSIDIARIES AND ASSOCIATE

The Directors of GP Industries Limited (the "Company") would like to announce the following:

1. Ditton Industries (UK) Limited, a wholly-owned subsidiary incorporated in England and Wales, has been dissolved.

2. Povan International Limited, a wholly-owned subsidiary incorporated in the British Virgin Islands, has been struck-off.

3. Lovato Controlgear (China) Ltd, a 47.5%-owned associate incorporated in the People's Republic of China, has been voluntarily liquidated.

The above-mentioned transactions are not expected to have any material impact on the Company's consolidated net tangible assets and earnings per share for the financial year ended 31 March 2008 and ending 31 March 2009.

None of the Directors or substantial shareholders of the Company has any interest, direct or indirect, in these transactions.

By order of the Board

Tan San-Ju
Company Secretary
16 May 2008

Member
Gold Peak Group

金山工業(集團)有限公司

Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)

(Stock Code: 40)

Overseas Regulatory Announcement

The enclosed overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Directors

As at the date of this announcement, the Board of Directors of the Company consists of Messrs. Victor LO Chung Wing (Chairman & Chief Executive), Andrew NG Sung On (Vice Chairman), Kevin LO Chung Ping, Paul LO Chung Wai, LEUNG Pak Chuen, Richard KU Yuk Hing, Andrew CHUANG Siu Leung and CHAU Kwok Wai as Executive Directors, Messrs. Raymond WONG Wai Kan and Vincent CHEUNG Ting Kau as Non-Executive Directors, and Messrs. LUI Ming Wah, Frank CHAN Chi Chung and CHAN Kei Biu as Independent Non-Executive Directors.

Date: 21 May 2008

Subject: Incorporation of subsidiary and associate of GP Industries Limited

GP INDUSTRIES

GP Industries Limited
(Incorporated in the Republic of Singapore)
Co. Reg. No. 199502128C

INCORPORATION OF SUBSIDIARY AND ASSOCIATE

The Directors of GP Industries Limited (the "Company") would like to announce the following:

1. Incorporation of a subsidiary

Name of subsidiary	:	GP Lighting Sales (Shanghai) Company Limited ("GP Lighting")
Place of incorporation	:	People's Republic of China
Principal activities	:	Trading of lighting products
Registered capital	:	US$200,000
Effective equity interest held by the Company	:	100%

2. Incorporation of an associate

Name of associate	:	Kunshan TIME Interconnect Limited ("Kunshan TIME")
Place of incorporation	:	People's Republic of China
Principal activities	:	Manufacturing of cable assemblies
Registered capital	:	HK$10 million
Effective equity interest held by the Company	:	47.23% (Kunshan TIME is effectively 100%-owned by Linkz Industries Limited, which is 47.23%-owned by the Company)

The incorporation of GP Lighting and Kunshan TIME are not expected to have any material impact on the Company's consolidated net tangible assets and earnings per share for the financial year ended 31 March 2008 and ending 31 March 2009.

None of the Directors or substantial shareholders of the Company has any interest, direct or indirect, in these transactions.

By order of the Board

Tan San-Ju
Company Secretary
21 May 2008

金山工業(集團)有限公司

Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)

(Stock Code: 40)

GOLD PEAK

Overseas Regulatory Announcement

The enclosed overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Directors

As at the date of this announcement, the Board of Directors of the Company consists of Messrs. Victor LO Chung Wing (Chairman & Chief Executive), Andrew NG Sung On (Vice Chairman), Kevin LO Chung Ping, Paul LO Chung Wai, LEUNG Pak Chuen, Richard KU Yuk Hing, Andrew CHUANG Siu Leung and CHAU Kwok Wai as Executive Directors, Messrs. Raymond WONG Wai Kan and Vincent CHEUNG Ting Kau as Non-Executive Directors, and Messrs. LUI Ming Wah, Frank CHAN Chi Chung and CHAN Kei Biu as Independent Non-Executive Directors.

Date: 21 May 2008

Subject: Disposal of associates of GP Industries Limited

GP INDUSTRIES

GP Industries Limited
(Incorporated in the Republic of Singapore)
Co. Reg. No 199502128C

DISPOSAL OF ASSOCIATES

The Directors of GP Industries Limited (the "Company") would like to announce that the Company has sold its entire 25% equity interest in Xuzhou Gloria Engineering Ltd. ("XZ Gloria") for a cash consideration of approximately RMB1.3 million (approximately S$269,000) (the "Disposal"). At the same time, the controlling shareholder of XZ Gloria also sold its entire 55% equity interest in XZ Gloria.

XZ Gloria had a 75% equity interest in Shenzhen Gloria Electronics Ltd. ("SZ Gloria"). Both XZ Gloria and SZ Gloria are incorporated in the People's Republic of China and are principally engaged in the manufacturing of parts and components for audio products.

The consideration for the Disposal was arrived at on a willing-seller willing-buyer basis after considering, *inter alia*, the net asset value of the XZ Gloria Group and the local statutory employee compensation upon a change in controlling shareholder of a corporation. Share of net asset value disposed of amounted to approximately S$644,000.

The Disposal is not expected to have any material impact on the Company's consolidated net tangible assets and earnings per share for the financial year ended 31 March 2008 and ending 31 March 2009.

None of the Directors or substantial shareholders of the Company has any interest, direct or indirect, in the above-mentioned transaction.

By order of the Board

Tan San-Ju
Company Secretary
21 May 2008

金山工業(集團)有限公司

Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)

(Stock Code: 40)

Announcement of 2007/2008 Final Results of GP Industries Limited

Pursuant to Paragraph 13.09(1) of the Listing Rules, the Board of Directors of Gold Peak Industries (Holdings) Limited is pleased to announce the unaudited consolidated results of GP Industries Limited for the year ended 31 March 2008. GP Industries' turnover decreased by 27% to S$279 million and its net profits decreased by 63% to S$25.6 million for the year ended 31 March 2008.

Pursuant to Paragraph 13.09(1) of the Listing Rules, the Board of Directors of Gold Peak Industries (Holdings) Limited (the "Company") is pleased to announce the unaudited consolidated results of GP Industries Limited ("GP Industries" and together with its subsidiaries, "GP Industries Group") for the year ended 31 March 2008. GP Industries is a subsidiary of the Company and is listed on the Singapore Exchange Securities Trading Limited.

GP INDUSTRIES LIMITED
UNAUDITED CONSOLIDATED RESULTS

	For the year ended 31 March 2008		For the year ended 31 March 2007	
	S$'000	HK$'000 (Note)	S$'000	HK$'000 (Note)
Turnover	278,839	1,477,465	383,443	1,902,629
Cost of sales	(203,591)	(1,078,754)	(302,454)	(1,500,765)
Gross profit	75,248	398,711	80,989	401,864
Other operating income	18,211	96,493	24,505	121,593
Distribution costs	(38,111)	(201,936)	(37,624)	(186,689)
Administrative expenses	(43,981)	(233,039)	(50,149)	(248,837)
Exchange gain (loss)	4,304	22,805	(763)	(3,786)
Other operating expenses	(1,177)	(6,236)	(2,415)	(11,983)
Profit from operations	14,494	76,798	14,543	72,162
Finance costs	(11,622)	(61,581)	(15,239)	(75,615)
Exceptional items	9,509	50,385	9,903	49,138
Share of results of associates	23,795	126,081	71,387	354,219
Profit before taxation	36,176	191,683	80,594	399,904
Taxation	(11,178)	(59,228)	(11,097)	(55,063)
Profit after taxation	24,998	132,455	69,497	344,841
Attributable to:				
Equity holders of GP Industries	25,596	135,624	68,959	342,172
Minority interests	(598)	(3,169)	538	2,669
	24,998	132,455	69,497	344,841
	S cents	HK cents	S cents	HK cents
Earnings per share	4.44	23.53	13.30	65.99
	S cents	HK cents	S cents	HK cents
Final dividend per share	0.5	2.65	1.0	4.96
Special dividend per share	0.5	2.65	1.0	4.96
	1.0	5.30	2.0	9.92

Note:-

The Hong Kong dollar equivalents as shown above for illustrative purposes are converted at the average exchange rates for the respective periods.

REVIEW OF RESULTS

GP Industries Group's sales for the financial year decreased by 27% to S$279 million when compared to the previous year primarily due to GP Industries Group's divestment of an automotive wire harness subsidiary in previous year. Nevertheless, gross profit margin improved due to increased contributions from the electronics business and the Acoustics Business. Contributions from associates decreased, due mainly to the S$40.3 million one-time exceptional gain reported by Linkz Industries Limited ("Linkz") in the previous financial year and decrease in contribution from GP Batteries International Limited ("GP Batteries") in the financial year. Profit attributable to equity holders of GP Industries for the financial year decreased to S$25.6 million from S$69.0 million in previous year.

Based on a weighted average number of 576,547,646 shares in issue (2007: 518,525,856 shares), basic earnings per share for the financial year decreased from 13.30 Singapore cents to 4.44 Singapore cents.

BUSINESS REVIEW

Electronics Division:

For the financial year, the Electronics and Components Business reported a sales growth of 9% in Singapore dollar terms and 16% in US dollar terms over the previous year. The sales increase was mainly due to good market reception for new products introduced. The associated companies in the components business also performed strongly and contributed higher profits. Operating profit before interest and taxation ("PBIT") excluding exceptional items from the Electronics and Components Business increased by 42% over the previous year. Sales from the Acoustics Business were steady in Singapore dollar terms and grew by 4% in US dollar terms during the financial year. Sales of acoustics products to Europe grew by 15% in US dollar terms over the previous year while sales to the US weakened. Sales of acoustics products to the China, Hong Kong and other Asian markets grew by more than 40% in US dollar terms in this financial year. The sales increase in the Acoustics Business was primarily due to strong market reception of new products introduced and strengthened distribution in Europe and Asia which compensated for the weakened US market. The acoustics subsidiaries also returned to profit and the now 20%-owned Meiloon Industrial Co., Ltd. started contributing to GP Industries Group's earnings in the financial year. PBIT excluding exceptional items from the Acoustics Business was S$6.3 million, against a loss of S$0.2 million in the previous year.

Contribution from the 47%-owned cable associate Linkz decreased by 42% due to the disposal of its electronic cable business unit in the previous year. The remaining LAN and interconnect products business units continued to report satisfactory sales growth. Contributions from the wire harness business, which mainly comprises the now 20%-owned associates also decreased due to lower effective interest in the business. As a result, overall PBIT excluding exceptional items from the Wire Harness and Cables Business decreased by 46% when compared to the previous year.

GP Batteries (49.15%-owned by GP Industries as at 31 March 2008):

GP Batteries' turnover for the financial year was S$976 million, an increase of 19% over the previous year. Sales of Nickel Metal Hydride rechargeable batteries and primary cylindrical batteries increased by 56% and 10% respectively. However, sales of 9-volt Alkaline and Carbon Zinc batteries decreased by 17%.

GP Batteries had entered into commodity contracts to manage fluctuating raw material prices. GP Batteries recognized a realized gain of S$5.8 million for the financial year on matured commodity contracts. Outstanding commodity contracts as at 31 March 2008 were measured at fair values and resulted in an unrealized loss of S$36.0 million for the financial year. As a result, GP Batteries reported a loss of S$4.6 million for the financial year as compared to a profit of S$12.1 million for the previous year.

PROSPECTS

Raw materials price increases, high energy costs, the appreciating Renminbi and inflation in China led to rapid cost increases for manufacturing in China. A weak US dollar will also affect GP Industries Group's revenue and profits as a substantial portion of GP Industries Group's revenue is denominated in US dollars. A softening global economy will also affect the demand for GP Industries Group's products.

GP Batteries expects its sales turnover to remain steady. In view of fluctuating raw material prices and appreciating Renminbi, GP Batteries will increase its effort to improve profit margins through price increase, cost control and product rationalisation. GP Batteries will focus on developing the emerging markets and continue to actively promote the "GP" brand.

There are some outstanding warranty claims in connection with the disposal by CIH Limited of its electrical wiring devices and installation systems business in Australia in 2003. On 23 May 2008, GP Industries Group received A$49.5 million and reached an agreement with the buyer to retain the remaining A$22.8 million for a further period until the warranty claim issue is resolved.

GP Industries Group will continue to focus on improving product innovation, marketing and distribution management to further improve the competitiveness of GP Industries Group's products. GP Industries Group will also take steps to further strengthen its balance sheet and implement vigorous cost control measures to counter the challenging business environment ahead.

BOARD OF DIRECTORS

As at the date of this announcement, the Board of Directors of the Company consists of Messrs. Victor LO Chung Wing (Chairman & Chief Executive), Andrew NG Sung On (Vice Chairman), Kevin LO Chung Ping, Paul LO Chung Wai, LEUNG Pak Chuen, Richard KU Yuk Hing, Andrew CHUANG Siu Leung and CHAU Kwok Wai as Executive Directors, Messrs. Raymond WONG Wai Kan and Vincent CHEUNG Ting Kau as Non-Executive Directors, and Messrs. LUI Ming Wah, Frank CHAN Chi Chung and CHAN Kei Biu as Independent Non-Executive Directors.

By Order of the Board
WONG Man Kit
Company Secretary

Hong Kong, 29 May 2008

www.goldpeak.com

END